UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

`

FINANCIAL REPORT

2018 RESULTS

Message from the President	Rio de Janeiro, February 27, 2019

The agreements with the US Securities and Exchange Commission (SEC) and the US Department of Justice (DoJ) and the sale on January 30, 2019 of the Pasadena refinery - whose acquisition had become a symbol of corruption in Brazil - marks the end of a painful cycle for Petrobras, its shareholders, employees and Brazilian society, in which the company was the victim of prolonged looting perpetrated by a criminal organization.

Petrobras' performance over the past year was undoubtedly the best in many years, which includes achieving some historical records, involving free cash flow and adjusted EBITDA, and the interruption of four years of losses. An effective liability management process has extended the average debt maturity from 7.14 years in 2015 to 9.14 years in 2018, which helps to mitigate refinancing risks. In February 2019 our market capitalization surpassed US$ 100 billion, which puts us back in the position of the largest company in Latin America.

We are celebrating the good results of 2018, but we can not limit ourselves to the internal vision, the comparison with ourselves even in previous years. Broadening our horizon for the global oil industry we humbly acknowledge that we are far short of the desirable. We can not be satisfied with the current situation, with much to do and many challenges to overcome. Nonconformity forces us to focus on five strategic pillars.

We have to substantially improve the allocation of capital by focusing on the assets in which we are the natural owner and promoting healthy capital competition among our investment projects. A company operates at a loss until it manages to remunerate the capital employed in its operations, which we have not been able to do yet. Our proven oil and gas reserves reached 9.6 billion barrels of oil equivalent (boe), according to the SEC criteria. This implies a recovery of 125% of the volume produced (excluding the effect of fields divestments) and a ratio of proven reserves / production of 11.1 years. The important thing to note is that most of these reserves originate from world-class assets such as the pre-salt, the frontier of oil exploration in the world where Petrobras is the undisputed leader and natural owner. Focusing on these assets, low cost, high quality and productivity and long life, represents enormous potential for value creation over time. In the oil industry the exploration of world-class assets is one of the keys to a company's success.

The generation of economic profit requires greater agility in the decision-making process, which is being pursued in 2019 with the indispensable care to the high standards of corporate governance and the strict compliance standards implemented in Petrobras in recent years. In this context, it is worth mentioning that, for example, delays in project execution are generally the largest source of reduction of rates of return.

With the help of innovations we are developing initiatives to shorten the time interval between the beginning of the exploratory activity and the first oil and also the duration of the ramp-up phase of the E&P projects, which will contribute to the increase of their return rates. We must constantly seek the investment grade rating and the reduction of the cost of capital through financial deleveraging and transparent relationship with the global financial markets. The exposure of cash flow to the cyclical volatility of oil prices requires its producers to have low leverage. Our gross debt decreased significantly from US$ 126.3 billion in 2015 to US$ 84.4 billion at the end of 2018, but is still high compared to the current cash generation capacity: gross debt / operating cash flow of 3.2x and gross debt / Adjusted EBITDA of 2.7x. We will act simultaneously on the numerator and the denominator of these fractions: reduce the debt and work for the growth of the cash flow through increase of production and cost cuts.

In the same way we must permanently seek low costs, a basic condition in any company for the generation of value regardless of the economic cycle and most important still in the oil industry, typically with high exposure to the cycles of global economic activity. Digital transformation, employing massive digitization, data analytics, and artificial intelligence is essential for generating efficiency gains and lower costs.

Respecting people and the environment and preserving the safety of our operations should be a golden rule. Oil and gas exploration and production activity is exposed to a wide range of risks, including operational risks that once materialized have enormous potential for destruction of value and even threaten the survival of a company. We work tirelessly to minimize them and at the same time strengthen our ability to respond to any negative events.

The rate of recordable injury rate reached 1.01 accidents per million man-hours, with a decrease of 6.5% over 2017. Despite the progress in this indicator, the occurrence of six fatalities saddens and embarrasses us. The loss of human life, whatever its explanation, is unacceptable. Our permanent goal is zero fatalities.

The objective of maximizing value for shareholders can under no circumstances dispense with attention to the safety of people and operations and the preservation of the environment nor result in underestimation of risks for which goals are achieved.

We believe that our transformational change agenda is capable of creating considerable value for shareholders and for Brazil in the future. We can say then that the best days of Petrobras are still ahead of us.

`

2018 Highlights

▪	Free cash flow reached a record of R$ 54.6 billion, 2018 being the fourth consecutive year of positive free cash flow after many years of negative values.
▪	Record adjusted EBITDA of R$ 114.9 billion, an increase of 50% over 2017.
▪	Net income of R$ 25.8 billion, R$ 1.98 per share, the first in a series of annual losses since 2014.
▪

This result, which includes negative effects of R$ 10 billion in special items, was also influenced by the significant increase in average prices (Brent) of 31%, the depreciation of the real vis-à-vis the US dollar of 14%, reduction of interest paid due to the decline of debt (R$ 1.1 billion) and the accounting gain derived from the regularization of credits against Eletrobrás (R$ 5.3 billion).

▪	Total compensation to shareholders will be R$ 7.1 billion, of which R$ 0.2535 per common share and R$ 0.9225 per preferred share.
▪	Our gross debt decreased significantly, from US$ 126.3 billion in 2015 to US$ 84.4 billion at the end of 2018.
▪

Looking to make the company's capital allocation more efficient, the availability of cash, which was already US$ 25 billion in the past and reached US$ 15 billion in 2018, is expected to converge to around US$ 10 billion together with revolving credit lines.

▪

Investments were made in operations maintenance and production growth in the amount of US$ 12 billion against US$ 13.6 billion in 2017. At the same time, disinvestments provided cash inflows of US$ 5.8 billion.

▪	Oil and gas production reached 2.63 million barrels of oil equivalent per day (Mboed), 2.53 Mboed in Brazil and 101 thousand boed in other countries, 5% lower than in 2017.
▪

Production in the pre-salt layer accounted for 45% of total oil and gas, post-salt deep water and ultra deep water 39%, shallow water 5% and land fields 11% versus 40%, 43%, 6% and 11%, respectively, in 2017.

▪

Our production has been practically stagnant during the last five years, which is due to several factors, such as the absence of exploratory auctions in Brazil for five years (2008-2013), systematic delays in the development of partly associated with projects that had rigid demands of local content and the natural decline of mature onshore and shallow water fields.

▪	The average lifting cost in Brazil was US$ 10.90 per barrel, a reduction of 3.3% compared to 2017.
▪

The average lifting cost tends to decline as the pre-salt fields, costing around US$ 7 / boe, continue to increase their share in Petrobras' total production, initiatives to increase productivity and cost cuts have more success.

▪	Four new production systems started production, three in the pre-salt in the Santos Basin (P-74, P-75 and P-69) and one in the Campos Basin (FPSO Cidade de Campos dos Goytacazes).
▪	In February 2019 two production systems - P-67 and P-76 - began to produce in the pre-salt in the Santos Basin.

Highlights of the 4Q18

▪

Net income was R$ 2.1 billion, reflecting the reduction in Brent and margins in the sales of oil products and the occurrence of special items, which totaled R$ 6.3 billion, such as an agreement with ANP related to the Parque das Baleias, impairment and losses with contingencies. On the other hand, there was a growth of 6% in production and 45% in oil exports. Adjusted EBITDA was R$ 29.2 billion and Free Cash Flow R$ 17.1 billion. If special items were excluded, net income would be R$ 8 billion and adjusted EBITDA R$ 31 billion.

`

Top Goals

We have met our security metrics and exceeded our financial metrics. The net debt to Adjusted EBITDA * ratio decreased to 2.34, lower than the target of 2.5 established for 2018, and net debt * reached $69.4 billion, a reduction of 18% over 2017. In addition, the active management of debt made it possible to lengthen the average term to 9.14 years, with an average rate of 6.1%.

	2017	2018	TARGET 2018
Net Debt / Adjusted EBITDA	3.67	2.34	2.5
TRI	1.08	1.01	1.0*
*alert threshold

Perspectives **

In 2019, we projected an increase in oil and natural gas production to 2.8 million boed, with 2.3 million bpd of oil in Brazil. This growth will be made possible by the ramp-up of the newly installed platforms and the start-up of the P-77 and P-68. We will continue to divest and reduce financial leverage, maintaining capital discipline and optimizing portfolio, debt and cash management.

* See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness.

Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

** These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or future developments, and the values reported for 2018 onwards are estimates or targets. BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by or We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. Notice to US Investors-The SEC only allows oil and gas companies to include in their filed reports proven reserves that the Company has proven by production or conclusive training tests that are economically and legally feasible under current economic and operating conditions. We have used some terms in this presentation, such as findings, that SEC guidelines prohibit us from using in our archived reports.

`

		2014	2015	2016	2017	2018
Oil Production	k boed	2,669	2,787	2,790	2,767	2,628
Revenue	R$ billion	337.3	321.6	282.6	283.7	349.8
Gross Profit	R$ billion	80.4	98.6	90	91.6	124.5
Net Income	R$ billion	-21.6	-34.8	-14.8	-0.4	25.8
Adjusted EBITDA	R$ billion	59.9	76.8	88.7	76.6	114.9
CAPEX	R$ billion	81.8	70.8	48.1	42.4	41.2
Free Cash Flow	R$ billion	-23	44.2	41.6	44.1	54.6
Gross Debt	R$ billion	351	493	385.8	361.5	326.9
Gross Debt/OCF	R$/R$	5.64	5.69	4.30	4.18	3.41
Gross Debt/Adjusted EBITDA	R$/R$	5.86	6.42	4.35	4.72	2.85
Adjusted EBITDA/boe (E&P)	US$/boe	35.0	14.7	15.4	20.2	29.5

*See definition of Adjusted EBITDA, Gross Margin, Total capital expenditures and investments in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

* Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Sales revenues	349,836	283,695	23	92,720	98,260	(6)	76,512
Gross profit	124,543	91,595	36	31,503	34,644	(9)	25,203
Operating expenses	(61,586)	(55,971)	(10)	(20,046)	(17,625)	(14)	(26,617)
Operating income (loss)	62,957	35,624	77	11,457	17,019	(33)	(1,414)
Net finance income (expense)	(21,100)	(31,599)	33	(5,366)	(5,841)	8	(7,598)
Consolidated net income (loss) attributable to the shareholders of Petrobras	25,779	(446)	5880	2,102	6,644	(68)	(5,477)
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	1.98	(0.03)	6700	0.16	0.51	(69)	(0.42)
Market capitalization (Parent Company)	316,093	216,045	46	316,093	298,477	6	216,045
Adjusted EBITDA*	114,852	76,557	50	29,160	29,856	(2)	12,986
Adjusted EBITDA margin* (%)	33	27	6	31	30	1	17
Gross margin* (%)	36	32	4	34	35	(1)	33
Operating margin* (%)	18	13	5	12	17	(5)	(2)
Net margin* (%)	7	−	7	2	7	(5)	(7)

Total capital expenditures and investments*	49,370	48,220	2	12,659	15,454	(18)	14,790
Exploration & Production	42,528	39,650	7	10,270	13,565	(24)	12,802
Refining, Transportation and Marketing	4,103	4,093	−	1,427	1,155	24	1,104
Gas & Power	1,607	3,602	(55)	581	435	34	574
Distribution	500	345	45	177	129	37	116
Biofuel	61	112	(46)	2	29	(93)	62
Corporate	571	418	37	202	141	43	132

Average commercial selling rate for U.S. dollar	3.65	3.19	14	3.81	3.95	(4)	3.25
Period-end commercial selling rate for U.S. dollar	3.87	3.31	17	3.87	4.00	(3)	3.31
Variation of the period-end commercial selling rate for U.S. dollar (%)	17.1	1.5	16	(3.2)	3.8	(7)	4.4
Domestic basic oil products price (R$/bbl)	299.70	226.37	32	312.35	330.33	(5)	246.29
Brent crude (R$/bbl)	260.18	173.30	50	257.70	298.22	(14)	199.48
Brent crude (US$/bbl)	71.04	54.27	31	67.76	75.27	(10)	61.39
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	66.66	50.48	32	66.71	70.14	(5)	55.82
Natural gas (U.S. dollars/bbl)	42.87	37.82	13	49.45	42.30	17	38.72
International Sales price
Crude oil (U.S. dollars/bbl)	66.13	47.16	40	68.55	68.72	−	54.04
Natural gas (U.S. dollars/bbl)	24.34	20.79	17	23.11	22.73	2	22.23
Total sales volume (Mbbl/d)**
Diesel	784	717	9	814	884	(8)	692
Gasoline	459	521	(12)	460	433	6	501
Fuel oil	45	61	(26)	41	54	(24)	68
Naphtha	97	134	(28)	96	102	(6)	113
LPG	231	235	(2)	228	241	(5)	230
Jet fuel	108	101	7	111	111	−	105
Others	163	171	(5)	153	169	(9)	176
Total oil products	1,887	1,940	(3)	1,903	1,994	(5)	1,885
Ethanol, nitrogen fertilizers, renewables and other products	71	112	(37)	80	77	4	121
Natural gas	345	361	(4)	322	367	(12)	386
Total domestic market	2,303	2,413	(5)	2,305	2,438	(5)	2,392
Crude oil, oil products and others exports	608	672	(10)	644	512	26	550
International sales	236	242	(2)	225	231	(3)	246
Total international market	844	914	(8)	869	743	17	796
Total	3,147	3,327	(5)	3,174	3,181	−	3,188

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Total capital expenditures and investments, Operating Margin and Net Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

** Operational data are not audited by the independent auditor

Results 2018 x 2017*:

Sales revenue increased by 23% to R$ 349,836 million, reflecting higher domestic oil products prices, mainly diesel, gasoline and exports, accompanied by a 31% increase in the Brent price and a depreciation of 14% of the real. In spite of the higher volume of diesel sales, there was a drop in the domestic sales volume of oil products by 3% and exports by 10% due to lower production of oil.

There was an increase in selling expenses, mainly due to the payment of tariffs for the use of gas pipelines, higher expenses with government participation, imports and special itens. There was also a reduction of general and administrative expenses.

Adjusted EBITDA reached R$ 114,852 million, an increase of 50%, because of higher margins in domestic and export sales, in line with the increase in Brent and the reduction in operating expenses. The Adjusted EBITDA margin increased significantly, from 27% to 33%.

Special items amounted to R$ 10,034 million, including:

(a) gains from agreements signed with the electric sector (R$ 5,259 million),

(b) positive results with dismantling of areas (R$ 2,365 million), due to a longer date of abandonment

(c) impairment losses (R$ 7,583 million), with emphasis on oil and gas production fields in Brazil and abroad and Transpetro ships (see Appendix 5)

(d) losses with contingencies (R$ 7,415 million), mainly due to the agreement with ANP regarding the unification of Parque das Baleias and Vantage arbitrage, and

(e) negative exchange rate effect on contingencies (R$ 1,646 million).

Net income in 2018 was R$ 25,779 million, equivalent to R$ 1.98 per share, reflecting the higher operating income and the improvement in the financial result, due to lower interest expenses, as a result of lower indebtedness and higher financial income due to gains from the renegotiation of debts of the electric sector.

Excluding the impact of special items, net income would be R$ 35,974 million and Adjusted EBITDA of R$ 122,002 million.

Free cash flow of R$ 54,600 billion was 24% higher than in 2017, reflecting the 11% increase in operating cash generation and maintaining the same level of investments as the previous year.

Investments totaled R$ 41,246 million, lower than estimated for the year due to delays in activities related to the construction of platforms, which led to the postponement in a few months of start-up and delays in drilling and completion of wells in mature fields and reconciling with the schedule of improvement of the plataforms.

The divestments resulted in a cash inflow of R$ 20,218 million, especially the partnership projects with Equinor in the Roncador field, Total in Lapa and Iara and Murphy in the Gulf of Mexico.

Petrobras reached the net debt target, of US $ 69,378 million at the end of 2018, and exceeded the net debt / adjusted EBITDA metric, reaching 2.34, below the target of 2.5.

* Additional information about operating results of 2018 x 2017, see item 6.

Results 4Q-2018 x 3Q-2018**:

Sales revenue was R$ 92,720 million, 6% lower, reflecting lower domestic and export prices, in line with the 10% reduction in Brent and the 4% appreciation of the Real, as well as lower price of energy sales. In terms of volumes, the 6% growth in oil production in Brazil contributed to the 45% increase in oil exports, offsetting the 5% drop in oil products sales in the country.

Despite the 4% reduction in costs, the higher share of imported oil products in the sales mix and the creation of inventories at higher costs contributed to the reduction of the gross margin. There was also a greater impairment of assets.

Operating Income reached R$ 11,457 million, 33% lower and Adjusted EBITDA R$ 29,160 million with 31% margin.

Special items amounted to R$ 6,336 million, of which:

(a) gains from agreements signed with the electric sector (R$ 3,191 million),

(b) reversal of expected credit losses related to the electric sector (R$ 2,502 million),

(c) positive results with dismantling of areas (R$ 2,366 million), due to late abandonment.

(d) losses with contingencies (R$ 4,990 million) mainly due to the agreement with ANP regarding the unification of Parque das Baleias and Vantage arbitrage, and

(e) impairment losses (R$ 6,432 million), with emphasis on oil and gas production fields in Brazil and abroad and Transpetro ships (see Appendix 5)

Net income in 4Q-2018 was R$ 2,102 million, down 68%, due to lower margins in oil products sales and the impact of special items.

Excluding the impact of special items, net income would be R$ 8,035 million billion and Adjusted EBITDA of R$ 31,020 million.

Free Cash Flow of R$ 17,119 million was 2 times higher than 3Q-2018, reflecting the improvement in cash generation due to the receipt of the diesel subsidy program and the payment of the Class Action Agreement in 3Q-2018, together with the reduction of investments in the period, which totaled R$ 8,989 million.

** Additional information about operating results of 4Q-2018 x 3Q-2018, see item 7.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Sales revenues	191,546	134,737	42	50,775	51,813	(2)	37,154
Brazil	187,165	131,732	42	49,686	50,306	(1)	36,244
Abroad	4,381	3,005	46	1,089	1,507	(28)	910
Gross profit	85,947	45,515	89	24,838	23,654	5	13,213
Brazil	83,355	44,352	88	23,924	22,813	5	12,755
Abroad	2,592	1,163	123	914	841	9	458
Operating expenses	(19,463)	(11,969)	(63)	(11,659)	(5,357)	(118)	(3,019)
Brazil	(12,553)	(9,817)	(28)	(7,214)	(3,168)	(128)	(2,235)
Abroad	(6,910)	(2,152)	(221)	(4,445)	(2,189)	(103)	(784)
Operating income (loss)	66,484	33,546	98	13,179	18,297	(28)	10,194
Brazil	70,803	34,535	105	16,711	19,645	(15)	10,520
Abroad	(4,319)	(989)	(337)	(3,532)	(1,348)	(162)	(326)
Net income (loss) attributable to the shareholders of Petrobras	44,196	22,453	97	8,734	12,334	(29)	6,828
Brazil	46,730	22,678	106	11,029	12,966	(15)	6,870
Abroad	(2,534)	(225)	(1026)	(2,295)	(632)	(263)	(42)
Adjusted EBITDA of the segment*	103,206	65,302	58	25,754	27,937	(8)	17,867
Brazil	103,720	64,734	60	28,000	27,372	2	17,525
Abroad	(514)	568	(190)	(2,246)	565	(498)	342
EBITDA margin of the segment (%)*	54	48	5	51	54	(3)	48

Capital expenditures of the segment	42,528	39,650	7	10,270	13,565	(24)	12,802

Average Brent crude (R$/bbl)	260.18	173.30	50	257.70	298.22	(14)	199.48
Average Brent crude (US$/bbl)	71.04	54.27	31	67.76	75.27	(10)	61.39

Sales price - Brazil
Crude oil (US$/bbl)	66.66	50.48	32	66.71	70.14	(5)	55.82
Sales price - Abroad
Crude oil (US$/bbl)	66.13	47.16	40	68.55	68.72	−	54.04
Natural gas (US$/bbl)	24.34	20.79	17	23.11	22.73	2	22.23

Crude oil and NGL production (Mbbl/d)**	2,099	2,217	(5)	2,115	2,014	5	2,201
Brazil	2,035	2,154	(6)	2,055	1,937	6	2,140
Abroad	44	41	6	40	56	(29)	40
Non-consolidated production abroad	21	22	(6)	20	21	(4)	21
Natural gas production (Mbbl/d)**	528	550	(4)	544	500	9	536
Brazil	492	501	(2)	511	462	11	496
Abroad	36	49	(26)	33	38	(12)	40
Total production	2,628	2,767	(5)	2,659	2,514	6	2,737

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.90	11.27	(3)	10.24	11.17	(8)	11.28
including production taxes	24.39	20.48	19	23.77	25.84	(8)	22.02

Lifting cost - Brazil (R$/barrel)
excluding production taxes	39.39	35.72	10	38.27	43.48	(12)	36.42
including production taxes	89.08	65.20	37	87.18	100.99	(14)	71.88

Lifting cost – Abroad without production taxes (US$/barrel)	5.30	5.51	(4)	5.18	5.22	(1)	7.01

Production taxes - Brazil	39,794	25,168	58	9,970	10,943	(9)	7,563
Royalties	17,923	12,555	43	4,658	4,900	(5)	3,636
Special participation charges	21,685	12,429	74	5,264	5,995	(12)	3,882
Retention of areas	186	184	1	48	48	−	45
Production taxes - Abroad	71	73	(3)	13	22	(41)	14

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

EXPLORATION & PRODUCTION

2018 x 2017

The production of oil, NGL and natural gas was 2,628 thousand barrels of oil equivalent per day (boed), 5% below the previous year, mainly due to disinvestments in the fields of Lapa and Roncador, at the end of the Early Production Systems of Tartaruga Verde and Itapu and the natural decline of production. As a highlight, four new systems went into operation throughout the year: P-74, FPSO City of Campos dos Goytacazes, P-69 and P-75.

Government participation costs increased because of higher oil prices in the international market and increased production in fields with high special participation rates. The lifting cost per barrel with no government participation in Brazil, in US dollars, decreased by 4%, mainly due to lower expenses with interventions in wells.

Operating income increased primarily as a result of higher Brent prices and the reversal of area dismantling expenses, which were partially offset by higher government holding costs, asset impairment losses and judicial contingencies.

Adjusted EBITDA reached a strong performance in 2018, resulting in R$ 103,206 million, 58% higher and margin of 54%.

4Q-2018 x 3Q-2018

The production of oil, NGL and natural gas increased by 6%, mainly due to the higher volume in the new units, the interconnection of wells in the P-74 and FPSO Cidade de Campos dos Goytacazes, as well as the start- 69 and P-75.

There was an 11% reduction in the lifting cost, mainly due to lower expenses with well interventions and the impact of increased production. In addition, there was a reduction in government participation expenses because of the drop in international oil prices.

Despite the increase in production and the reversal of abandonment expenses, operating income reduced due to lower Brent prices and appreciation of the real, greater impairment and recognition of judicial contingencies, mainly the agreement to unify the Parque das Baleias and the arbitration brought by Vantage.

Adjusted EBITDA reached R$ 25,754 million, a reduction of 8% and a margin of 51%.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Sales revenues	269,138	214,067	26	72,089	76,289	(6)	56,221
Brazil (includes trading operations abroad)	278,634	219,594	27	74,328	79,113	(6)	58,025
Abroad	11,139	6,690	67	2,662	3,121	(15)	2,350
Eliminations	(20,635)	(12,217)	(69)	(4,901)	(5,945)	18	(4,154)
Gross profit	23,202	29,598	(22)	157	7,688	(98)	9,300
Brazil	23,427	29,490	(21)	608	7,601	(92)	9,166
Abroad	(225)	108	(308)	(451)	87	(618)	134
Operating expenses	(12,677)	(11,548)	(10)	(5,257)	(3,099)	(70)	(4,727)
Brazil	(12,500)	(11,180)	(12)	(5,134)	(3,087)	(66)	(4,476)
Abroad	(177)	(368)	52	(123)	(12)	(925)	(251)
Operating income (loss)	10,525	18,050	(42)	(5,100)	4,589	(211)	4,573
Brazil	10,927	18,310	(40)	(4,526)	4,514	(200)	4,689
Abroad	(402)	(260)	(55)	(574)	75	(865)	(116)
Net income (loss) attributable to the shareholders of Petrobras	8,405	13,510	(38)	(3,320)	3,410	(197)	3,337
Brazil	8,670	13,681	(37)	(2,942)	3,361	(188)	3,413
Abroad	(265)	(171)	(55)	(378)	49	(871)	(76)
Adjusted EBITDA of the segment*	20,331	28,592	(29)	(1,062)	6,690	(116)	8,785
Brazil	20,436	28,432	(28)	(628)	6,558	(110)	8,624
Abroad	(105)	160	(166)	(434)	132	(429)	161
EBITDA margin of the segment (%)*	8	13	(6)	(1)	9	(10)	16

Capital expenditures of the segment	4,103	4,093	−	1,427	1,155	24	1,104

Domestic basic oil products price (R$/bbl)	299.70	226.37	32	312.35	330.33	(5)	246.29

Imports (Mbbl/d)**	349	308	13	424	439	(3)	263
Crude oil import	154	127	21	147	207	(29)	141
Diesel import	59	12	392	94	91	3	3
Gasoline import	19	11	73	49	17	188	10
Other oil product import	117	158	(26)	134	124	8	109
Exports (Mbbl/d)**	606	669	(9)	640	511	25	550
Crude oil export	428	512	(16)	468	322	45	398
Oil product export	178	157	13	172	189	(9)	152
Exports (imports), net	257	361	(29)	216	72	200	287
Refining Operations - Brazil (Mbbl/d)**
Oil products output	1,764	1,800	(2)	1,736	1,801	(4)	1,795
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	76	77	(1)	75	78	(3)	77
Processed feedstock (excluding NGL)	1,664	1,685	(1)	1,642	1,693	(3)	1,683
Processed feedstock	1,715	1,736	(1)	1,685	1,743	(3)	1,739
Domestic crude oil as % of total processed feedstock	91	93	(2)	90	88	2	92
Refining Operations - Abroad (Mbbl/d)**
Total processed feedstock	108	94	15	103	108	(5)	115
Oil products output	107	94	14	106	109	(3)	113
Reference feedstock	100	100	−	100	100	−	100
Refining plants utilization factor (%)	100	88	12	96	100	(4)	109
Refining cost - Brazil
Refining cost (US$/barrel)	2.51	2.90	(13)	2.49	2.27	10	2.76
Refining cost (R$/barrel)	9.12	9.26	(2)	9.44	8.95	5	8.98

Refining cost - Abroad (US$/barrel)	4.60	4.41	4	4.76	4.64	3	3.92

Sales volume (includes sales to BR Distribuidora and third-parties)**
Diesel	731	645	13	782	843	(7)	597
Gasoline	402	453	(11)	405	387	5	433
Fuel oil	46	67	(31)	42	58	(27)	77
Naphtha	97	134	(28)	96	102	(6)	113
LPG	231	236	(2)	227	242	(6)	230
Jet fuel	123	114	7	124	126	(1)	119
Others	179	187	(4)	171	183	(6)	193
Total domestic oil products (mbbl/d)	1,808	1,835	(1)	1,848	1,941	(5)	1,761

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Operational data are not audited by the independent auditor.

REFINING, TRANSPORTATION AND MARKETING

2018 x 2017

There was an increase in diesel sales (+13%), and a reduction in gasoline sales due to the greater competitiveness of hydrated ethanol, hence oil products sales was stable. Following the demand, the production of oil products was at the same level of the previous year, reaching 1,764 thousand barrels per day, particularly with a higher production of diesel (3%).

There was a reduction in the net exports of petroleum due to the lower production and greater participation of imported petroleum in the processed cargo. Net exports of oil products increased due to reduced imports of naphtha to Braskem and increased gasoline exports, partially offset by higher imports of diesel and jet fuel.

Operating income reduced due to the lower oil products margin, mainly gasoline, diesel and LPG, and higher selling expenses, partially offset by the lower cost of inventories formed at lower prices and lower impairment.

The implementation of cost optimization measures resulted in a reduction in the refining unit cost.

Adjusted EBITDA reached R$ 20,331 million, with a reduction of 29% and a margin of 8%.

4Q-2018 x 3Q-2018

Oil products production was 1,736 thousand barrels per day, down 4% from the previous quarter, mainly due to the accident at the Paulínia Refinery (Replan).

Sales volume decreased 5% due to seasonality in diesel consumption in 3Q-2018, lower fuel oil demand for thermoelectric plants and lower LPG demand due to lower economic activity. These factors were partially offset by higher gasoline sales in the period due to seasonal growth.

The net exports of oil increased due to higher production and lower oil processing. The increase in oil products net imports was mainly due to higher imports of gasoline and naphtha and lower exports of fuel oil.

The refining cost was impacted by the lower processed load.

The operating loss reflects the lower margins of sale due to the realization of inventories formed at higher prices. There was also a higher share of imported oil products in the domestic market, mainly diesel and gasoline, higher tax expenses and impairment related mainly to Transpetro's ships.

Adjusted EBITDA showed a negative result of R$ 1,062 million.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Sales revenues	45,028	39,549	14	11,914	13,518	(12)	11,456
Brazil	44,803	39,410	14	11,868	13,416	(12)	11,420
Abroad	225	139	62	46	102	(55)	36
Gross profit	11,740	11,431	3	3,371	2,248	50	3,562
Brazil	11,693	11,396	3	3,355	2,220	51	3,542
Abroad	47	35	34	16	28	(43)	20
Operating expenses	(8,989)	(2,158)	(317)	(682)	(3,589)	81	(3,804)
Brazil	(8,943)	(1,998)	(348)	(668)	(3,578)	81	(3,688)
Abroad	(46)	(160)	71	(14)	(11)	(27)	(116)
Operating income (loss)	2,751	9,273	(70)	2,689	(1,341)	301	(242)
Brazil	2,750	9,398	(71)	2,687	(1,357)	298	(146)
Abroad	1	(125)	101	2	16	(88)	(96)
Net income (loss) attributable to the shareholders of Petrobras	1,709	6,113	(72)	1,765	(808)	318	(176)
Brazil	1,694	6,096	(72)	1,751	(853)	305	(135)
Abroad	15	17	(12)	14	45	(69)	(41)
Adjusted EBITDA of the segment*	5,830	6,485	(10)	3,891	(674)	677	1757
Brazil	5,823	6,476	(10)	3,886	(690)	663	1,743
Abroad	7	9	-	5	16	(69)	14
EBITDA margin of the segment (%)*	13	16	(3)	33	(5)	38	15

Capital expenditures of the segment	1,607	3,602	(55)	581	435	34	574

Physical and financial indicators - Brazil**
Electricity sales (Free contracting market - ACL) - average MW	832	788	6	785	754	4	776
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)	2,788	2,788	−	3,058
Generation of electricity - average MW	2,205	3,165	(30)	1,230	3,371	(64)	3,863
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	282	320	(12)	157	495	(68)	398
Avaliability of Brazilian natural gas (Mbbl/d)	307	338	(9)	322	265	22	346
LNG imports (Mbbl/d)	43	32	34	10	117	(91)	43
Natural gas imports (Mbbl/d)***	139	151	(8)	121	152	(20)	162

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Considers LNG imported regassified in the period, since the 2Q-2018. Until 1Q-2018, considered the LNG imports, regardless of its regasification during the period.

GAS & POWER

2018 x 2017

Natural gas sales to the non-thermoelectric market increased due to the improvement in industrial activity, while sales to the thermoelectric market fell with regard to energy, the highest volume of sales in the Free Contracting Environment resulted from opportunities for new sales in the short-term market.

The reduction of PLD is a reflection of the higher affluence at the beginning of the rainy period. Due to this favorable hydrological scenario, power generation was lower than the previous year.

Despite the positive effect of higher margins on gas sales, operating income was reduced because of higher sales expenses with the payment of tariffs for the use of gas pipelines in the southeast grid. The increase in operating expenses is due to the gain from the sale of the NTS in 2017.

Adjusted EBITDA reached R$ 5,830 million, with a 10% reduction and a margin of 13%.

4Q-2018 x 3Q-2018

The reduction in natural gas sales is due to the impact of the seasonality of the industrial market in the non-thermoelectric segment and the decrease in the thermoelectric dispatch due to the higher affluence at the beginning of the rainy period in the 4Q-2018.

Operating income reflects the higher gas margins due to the combination of lower thermoelectric demand and return of Mexilhão production, increasing the availability of domestic gas, reducing the import of Bolivian gas and LNG. In addition, the reversal of expected credit losses also contributed to the result.

Adjusted EBITDA reached R$ 3,891 million, with a margin of 33%.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Sales revenues	102,013	88,050	16	26,312	27,611	(5)	24,136
Brazil	96,613	83,674	15	24,885	26,166	(5)	22,973
Abroad	5,400	4,376	23	1,427	1,445	(1)	1,163
Gross profit	6,103	6,599	(8)	1,578	1,581	−	1,862
Brazil	5,717	6,231	(8)	1,473	1,486	(1)	1,770
Abroad	386	368	5	105	95	11	92
Operating expenses	(3,396)	(4,047)	16	(1,199)	(64)	(1773)	(1,145)
Brazil	(3,147)	(3,811)	17	(1,134)	(6)	(18800)	(1,054)
Abroad	(249)	(236)	(6)	(65)	(58)	(12)	(91)
Operating income (loss)	2,707	2,552	6	379	1,517	(75)	717
Brazil	2,570	2,420	6	338	1,481	(77)	716
Abroad	137	132	4	41	36	14	1
Net income (loss) attributable to the shareholders of Petrobras	1,290	1,663	(22)	185	712	(74)	452
Brazil	1,207	1,568	(23)	158	696	(77)	443
Abroad	83	95	(13)	27	16	69	9
Adjusted EBITDA of the segment*	3,142	3,065	3	497	1607	(69)	881
Brazil	2,974	2,906	2	453	1,568	(71)	866
Abroad	168	159	6	44	39	13	15
EBITDA margin of the segment (%)*	3	3	−	2	6	(3)	4

Capital expenditures of the segment	500	345	45	177	129	37	116

Sales Volumes - Brazil (Mbbl/d)**
Diesel	300	296	1	296	323	(8)	291
Gasoline	161	186	(14)	159	151	5	179
Fuel oil	35	52	(34)	29	47	(39)	61
Jet fuel	53	52	2	51	54	(7)	53
Others	77	85	(9)	76	79	(5)	85
Total domestic oil products	626	671	(7)	609	655	(7)	669

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

2018 x 2017

The increase in operating income reflects the reversal of losses due to the Settlement Agreement signed with the State of Mato Grosso, partially offset by the reduction in average selling margins and volumes sold. These same factors explain the Adjusted EBITDA.

4Q-2018 x 3Q-2018

The reduction in operating income reflects the reversal of losses from lawsuits in 3Q-2018 and the lower sales volume, partially offset by the increase in average selling margins.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Dec
	2018	2017	4Q-2018	3Q-2018	4Q-2017
Adjusted cash and cash equivalents* at the beginning of period	80,731	71,664	60,967	69,596	80,175
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(6,237)	(2,556)	(4,164)	(4,060)	(5,744)
Cash and cash equivalents at the beginning of period	74,494	69,108	56,803	65,536	74,431
Net cash provided by (used in) operating activities	95,846	86,467	26,108	21,925	19,567
Net cash provided by (used in) investing activities	(18,752)	(35,218)	(5,521)	(13,897)	(12,308)
Capital expenditures, investments in investees and dividends received	(41,246)	(42,403)	(8,989)	(13,810)	(12,959)
Proceeds from disposal of assets (divestment)	20,218	9,907	3,335	3	449
Investments in marketable securities	2,276	(2,722)	133	(90)	202
(=) Net cash provided by operating and investing activities	77,094	51,249	20,587	8,028	7,259
Net financings	(103,460)	(50,919)	(20,787)	(17,867)	(14,975)
Proceeds from long-term financing	38,023	86,467	7,397	3,395	14,385
Repayments	(141,483)	(137,386)	(28,184)	(21,262)	(29,360)
Dividends paid to non- controlling interest	(3,046)	(538)	(1,220)	(923)	(59)
Acquisition of non-controlling interest	430	69	311	142	263
Effect of exchange rate changes on cash and cash equivalents	8,342	619	(1,840)	1,887	2,669
Cash and cash equivalents at the end of period	53,854	74,494	53,854	56,803	74,494
Government bonds and time deposits with maturities of more than 3 months at the end of period	4,198	6,237	4,198	4,164	6,237
Adjusted cash and cash equivalents* at the end of period	58,052	80,731	58,052	60,967	80,731
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	95,846	86,467	26,108	21,925	19,567
Capital expenditures, investments in investees and dividends received	(41,246)	(42,403)	(8,989)	(13,810)	(12,959)
Free cash flow*	54,600	44,064	17,119	8,115	6,608

At December 31, 2018, the balance of cash and cash equivalents was R$ 53,854 million and adjusted cash and cash equivalents totaled R$ 58,052 million, observing the methodology for establishing minimum cash level and access to revolving credit facilities. Funds provided by operating activities of R$ 95,846 million, funding of R$ 38,023 million and receipts from the sale of assets of R$ 20,218 million were allocated to prepayments of debts, interest and principal payments due in the period and the financing of investments in the business areas. It should be noted that the disinvestments below planned, affected by judicial decisions.

Operating cash generation was R$ 95,846 million, 11% higher than 2017, due to the increase in oil export margins and the sale of oil products in the domestic market, partially offset by lower sales volumes and the payment of two portions of the Class Action settlement agreement. Investments in the company's businesses totaled R$ 41,246 million in 2018, 87% of which were invested in exploration and production. These same factors resulted in positive Free Cash Flow for the fifteenth consecutive quarter, R$ 54,600 million in 2018 and R$ 17,119 million in 4Q-2018, an increase of 24% and 111%, respectively.

At December 31, 2018, the company raised R$ 38,023 million, of which: (i) funding in the national and international banking market, maturing between 4.5 years and 6.5 years, in the total amount of R$ 26,227 million; (ii) offer of securities in the international capital market (Global Notes) maturing in 2029, in the amount of R$ 6,359 million, (US$ 1,962 million); and (iii) funding of R$ 3,774 million, in financing with export credit agencies.

In addition, the Company prepaid several loans and financing, of which: (i) the repurchase and / or redemption of R$ 49,719 million, (US$ 13,943 million) of securities in the international capital market, with the payment of a net premium to holders of securities that delivered their securities in the transaction in the amount of R$ 1,015 million; (ii) the prepayment of R$ 55,116 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 4,932 million of financing from the BNDES.

Principal and interest amortizations in 2018 were R$ 120,524 million and R$ 20,959 million, respectively, and amounted to R$ 141,483 million, and the nominal (cash vision) flow of principal and interest on financing, by maturity, is presented in millions of reais:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 and thereafter	12.31.2018	12.31.2017
Principal	9,329	15,768	27,696	40,457	46,954	190,235	330,439	365,632
Interest	19,189	18,750	17,723	16,073	13,623	113,646	199,004	200,887
Total	28,518	34,518	45,419	56,530	60,577	303,881	529,443	566,519

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

In 2018, gross debt in reais decreased 10%, mainly as a result of debt repayment. Net debt decreased by 4% and the average maturity of debt was 9.14 years (8.62 years as of December 31, 2017). The average rate of funding increased from 6.1% in 2017 to 6.2%.

Short-term and long-term indebtedness includes Financial Leases in the amount of R$ 89 million and R$ 626 million, respectively (R$ 84 million and R$ 675 million at December 31, 2017).

The net debt to Adjusted EBITDA * ratio decreased from 3.67 in 2017 to 2.25 in 2018, mainly due to cash from divestments and positive free cash flow.

Table 08 - Consolidated debt in reais

	R$ million
	12.31.2018	12.31.2017	Δ%
Current debt	14,296	23,244	(38)
Non-current debt	312,580	338,239	(8)
Total	326,876	361,483	(10)
Cash and cash equivalents	53,854	74,494	(28)
Government securities and time deposits (maturity of more than 3 months)	4,198	6,237	(33)
Adjusted cash and cash equivalents*	58,052	80,731	(28)
Net debt*	268,824	280,752	(4)
Net debt/(net debt+shareholders' equity) - Leverage	49%	51%	(2)
Total net liabilities*	802,421	750,784	7
(Net third parties capital / total net liabilities)	65%	64%	1
Net debt/Adjusted EBITDA ratio*	2.34	3.67	(36)
Average interest rate (% p.a.)	6.1	6.1	−
Net debt/Operating Cash Flow ratio*	2.85	3.32	(14)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	12.31.2018	12.31.2017	Δ%

Current debt	3,690	7,026	(47)
Non-current debt	80,670	102,249	(21)
Total	84,360	109,275	(23)
Net Debt	69,378	84,871	(18)
Weighted average maturity of outstanding debt (years)	9.14	8.62	0.52

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	12.31.2018	12.31.2017	Δ%
Summarized information on financing
By rate
Floating rate debt	162,348	176,943	(8)
Fixed rate debt	163,813	183,781	(11)
Total	326,161	360,724	(10)

By currency
Brazilian Real	62,025	71,129	(13)
US Dollars	241,886	263,614	(8)
Euro	13,631	17,773	(23)
Other currencies	8,619	8,208	5
Total	326,161	360,724	(10)

By maturity
Up to 1 year	14,207	23,160	(39)
From 1 to 2 years	15,193	21,423	(29)
From 2 to 3 years	27,170	31,896	(15)
From 3 to 4 years	39,978	42,168	(5)
From 4 to 5 years	46,305	59,594	(22)
5 years on	183,308	182,483	−
Total	326,161	360,724	(10)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, Adjusted EBITDA, OCF and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and LTM OCF.

The IASB issued IFRS 16 - Leases (IFRS 16), which became effective as of January 1, 2019 and contains principles for the identification, recognition, measurement and disclosure of market leases.

With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating leases, and recognizes in its income statement: (i) the effects of the depreciation of the rights to use leased assets; and (ii) the financial expenses and the exchange variation determined based on the financial liabilities of the lease agreements. As a result, an increase of approximately R$ 110 billion in Fixed Assets and in Financing and 0.5x in the Adjusted Net Debt / Adjusted EBITDA ratio is expected. "

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, results from disposal and write-offs of assets, impairment, cumulative foreign exchange adjustments reclassified to the income statement and foreign exchange gains or losses on material provisions for legal proceedings.

In calculating Adjusted EBITDA, we adjusted our EBITDA for the periods of 2018 by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist of Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business, as well as they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2019-2023, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Net income (loss)	26,698	377	6,982	2,978	6,904	(57)	(5,372)
Net finance income (expense)	21,100	31,599	(33)	5,366	5,841	(8)	7,598
Income taxes	17,078	5,797	195	3,236	5,249	(38)	(3,156)
Depreciation, depletion and amortization	43,646	42,478	3	10,926	10,700	2	10,445
EBITDA	108,522	80,251	35	22,506	28,694	(22)	9,515
Share of earnings in equity-accounted investments	(1,919)	(2,149)	11	(123)	(975)	87	(484)
Impairment losses / (reversals)	7,689	3,862	99	6,307	1,501	320	3,511
Realization of cumulative translation adjustment	−	116	(100)	-	-	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(1,086)	(5,523)	80	787	250	215	444
Foreign exchange gains or losses on material provisions for legal proceedings	1,646	−	−	(317)	386	(182)	−
Adjusted EBITDA	114,852	76,557	50	29,160	29,856	(2)	12,986
Income Tax	(17,078)	(5,797)	(195)	(3,236)	(5,249)	38	3,156
Allowance of impairment of other receivables	324	2,271	(86)	(3,121)	1,962	(259)	238
Change in Accounts receivables	(4,631)	(3,140)	(47)	5,013	(4,610)	209	(664)
Change in inventory	(7,206)	(1,130)	(538)	2,461	(3,141)	178	(2,107)
Change in suppliers	3,343	(160)	2,189	(2,634)	4,931	(153)	66
Change in deferred income tax, social contribution	2,787	1,451	92	1,227	398	208	(3,249)
Change in tax and contributions	(1,389)	6,911	(115)	(3,969)	5	(79,480)	1,821
Other assets and liabilities	4,844	9,504	(32)	1,207	(2,227)	154	7,320
Funds generated by operating activities (OCF)	95,846	86,467	11	26,108	21,925	19	19,567

Adjusted EBITDA margin (%)	33	27	6	31	30	1	17

ADDITIONAL INFORMATION

*

2.	Impact of our Cash Flow Hedge policy

Table 12 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Dec
	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Total inflation indexation and foreign exchange variation	(32,200)	(3,330)	(867)	6,695	(8,320)	180	(7,514)
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	32,472	2,073	1,466	(7,359)	8,143	(190)	7,564
Reclassification from Shareholders’ Equity to the Statement of Income	(12,121)	(10,067)	(20)	(3,448)	(3,166)	(9)	(2,692)
Net Inflation indexation and foreign exchange variation	(11,849)	(11,324)	(5)	(4,112)	(3,343)	(23)	(2,642)

The reclassification of foreign exchange variation expenses from shareholders' equity to 2018 results totaled R$ 12,121 million, an increase of 20% compared to the same period in 2017, mainly due to the behavior of the R$/US$ exchange rate.

Changes in the expectations of realization of prices and export volumes in future revisions of the business plans may determine the need for additional reclassifications of exchange variation accumulated in stockholders' equity to income. A sensitivity analysis with an average Brent oil price lower by US$ 10 / barrel than that considered in the last revision of PNG 2019-2023 would not indicate the need to reclassify foreign exchange variation in shareholders' equity to income.

The annual expectation of realizing the balance of exchange variation accumulated in shareholders' equity on 12.31.2018 is show below:

Table 13 - Expectation of exports volumes realization

	Consolidated

	2019	2020	2021	2022	2023	2024	2025	2026 a 2028	Total

Expected realization	(11,691)	(10,225)	(9,700)	(10,589)	(6,365)	(3,387)	380	1,163	(50,414)

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

3.	Assets and Liabilities subject to Exchange Variation[10]

The Company has assets and liabilities subject to variations in foreign currencies, for which the main gross exposures are the Brazilian Real against the U.S. Dollar and the U.S. Dollar against the Euro. As of mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedge relationships between exports and U.S. Dollar-denominated debt obligations so that the effects of the natural foreign exchange hedge between these transactions are recognized simultaneously in the financial statements. With the extension of hedge accounting, gains or losses caused by foreign exchange variations are accrued in shareholders' equity, only affecting the result as the exports are realized.

Petrobras, through its indirect subsidiary Petrobras Global Trading B.V., entered into a derivative operation denominated non delivery forward, in order to hedge against the Euro versus U.S. Dollar exposure, due to the issue of bonds. The company has no intention to settle such contracts before the maturity date.

The balances of assets and liabilities in foreign currency of subsidiaries abroad are not included in the exposure below, when realized in currencies equivalent to their respective functional currencies.

As of 12.31.2018, the Company had net liability exposure to foreign exchange rates, of which the main was the U.S. Dollar in relation to the Brazilian Real.

Table 14 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	12.31.2018	12.31.2017
Assets	50,557	44,013
Liabilities	(325,515)	(261,358)
Hedge Accounting	256,390	193,189
Cross Currency Swap	6,450	5,813
Non Delivery Forward (NDF)	15,396	−
Total	3,278	(18,343)

Table 15 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million

	12.31.2018	12.31.2017

Real/ U.S. Dollars	587	(4,208)
Real/ Euro	(45)	(76)
Real/ Pound Sterling	(74)	(69)
U.S. Dollars/ Yen	−	(316)
U.S. Dollars/ Euro	846	(14,172)
U.S. Dollars/ Pound Sterling*	1,964	498
Total	3,278	(18,343)

Table 16 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Dec
Foreign exchange and inflation indexation charges	2018	2017	2018 x 2017 (%)	4Q-2018	3Q-2018	4Q18 X 3Q18 (%)	4Q-2017
Foreign exchange variation Dollar x Euro	(57)	(2,295)	98	(94)	(88)	(7)	(216)
Foreign exchange variation Real x Dollar	380	(288)	232	(295)	(202)	(46)	(202)
Foreign exchange variation Dollar x Pound Sterling	(587)	(123)	(377)	(421)	(41)	(927)	117
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(12,121)	(10,067)	(20)	(3,448)	(3,166)	(9)	(2,692)
Foreign exchange variation Real x Euro	(3)	(32)	91	3	(1)	400	(12)
Others	539	1,481	(64)	143	155	(8)	363
Net Inflation indexation and foreign exchange variation	(11,849)	(11,324)	(5)	(4,112)	(3,343)	(23)	(2,642)

ADDITIONAL INFORMATION

4.	Special Items

Table 17 – Special itens

R$ million
Jan-Dec
2018	2017		Items of Income Statement	4Q-2018	3Q-2018	4Q-2017

1,086	5,523	Gains (losses) on Disposal of Assets	Other income (expenses)	(787)	(250)	(444)
5,259	−	Renegotiation of Eletrobras System debts	Several	2,426	461	−
(1,646)	−	Foreign exchange gains or losses on material provisions for legal proceedings	Other income (expenses)	317	(386)	−
(7,583)	(3,925)	Impairment of assets and investments	Several	(6,432)	(1,290)	(3,522)
−	(116)	Cumulative translation adjustment - CTA	Other income (expenses)	−	−	−
(763)	(681)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	2,502	(1,890)	(374)
(7,415)	(553)	(Losses)/ Gains with judicial contingencies	Other income (expenses)	(4,990)	(2,164)	412
(1,120)	(376)	State Tax Amnesty Program	Other taxes	(649)	(346)	(199)
(84)	757	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(74)	2	1
(1,156)	−	Careers and remuneration plan	Other income (expenses)	(16)	(1,140)	−
286	−	Revenue with a contractual penalty for the non-realization of the sale of Liquigás	Other income (expenses)	−	−	−
1,801	814	Refundt of values - "Lava Jato" Operation	Other income (expenses)	65	1,735	660
−	(894)	Vitória 10.000 drillship	Other taxes	−	−	−
	(11,198)	Provision for Class Action Agreement	Other income (expenses)	−	−	(11,198)
(1,064)	−	Equalization of expenses - AIP	Other income (expenses)	(1,064)	−	−
2,365	1,093	Result related to dismantling of areas	Other income (expenses)	2,366	(1)	1,093
−	(10,433)	Federal Debt Settlement Programs	Share of earnings in equity- acconted investments	−	−	(1,015)
(10,034)	(19,989)	Total		(6,336)	(5,269)	(14,586)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(7,689)	(3,862)	Impairment		(6,307)	(1,501)	(3,511)
106	(63)	Share of earnings in equity-accounted investments		(125)	211	(11)
(7,583)	(3,925)	Impairment of assets and investments		(6,432)	(1,290)	(3,522)

In 4Q-2018, the negative impact of special items on Adjusted EBITDA was R$ 1,860 million, mainly due to: (a) losses with contingencies (R$ 4,990 million), (b) expenses with state amnesties programs (R$ 649 million). (c) reversal of expected credit losses related to the electric sector (R$ 2,502 million), (d) a positive result with dismantling of areas (R$ 2,366 million). If excluded, Adjusted EBITDA would be R$ 31,020 million.

In 4Q-2018, the negative effect of special items on net income totaled R$ 6,336 million, mainly due to: (a) gains from agreements signed with the electric sector (R$ 3,191 million), (b) impairment (R$ 6,432 million), (c) reversal of expected credit losses related to the electric sector (R$ 2,502 million), (d) losses with contingencies (R$ 4,990 million), (e) a positive result with dismantling of areas (R $ 2,366 million). If excluded, net income would be R$ 8,035 million.

In Management's judgment, the special items presented above, although related to the company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods, and are disclosed when relevant.

ADDITIONAL INFORMATION

5.	Impairment
	Consolidated
Asset or UGC by nature (*)	Net book value	Recoverable amount (**)	Loss for devaluation (***)	Segment
	2018
Investments, Fixed Assets and Intangible Assets
Oil and gas production fields in Brazil (several UGCs)	27,199	38,450	1,994	Exploration and Production, Brazil
Set of Transpetro ships	6,667	5,037	1,630	RTM, Brazil
Equipment and installations linked to oil and gas production and drilling of wells	772	23	749	Exploration and Production, Brazil
UFN III	1,210	774	436	RTM, Brazil
Oil and gas production sites abroad (several UGCs)	8,751	6,021	2,775	Exploration and Production, Abroad
GASFOR II	225	−	225	Gas and Energy, Brazil
Comperj	180	−	180	RTC, Brazil
2nd Abreu and Lima refinery train - RNEST	4,315	4,232	83	RTC, Brazil
Others	2,579	2,929	54	Several
			8,126
Assets held for sale
Oil and gas production fields – Riacho da Forquila	375	1,749	(128)	Exploration and Production, Brazil
Others	94	417	(309)	Several
Total			7,689

The evaluation of recoverability of fixed and intangible assets, tested individually or grouped in CGUs, resulted in the recognition of net losses of R$ 7,689 million, mainly in the oil and gas production fields in Brazil and abroad and in Transpetro's fleet of ships.

Abroad, the conclusion of the agreement between Petrobras America Inc. and Murphy Exploration & Production Company - USA resulted in an impairment loss of R$ 2,730 million due mainly to the updating of operating assumptions and discount rates associated with the reduction participation in the fields with the formation of the joint venture.

In Brazil, the revision of estimates of future expenses with abandonment of equipment in production fields and the increase of the exchange rate resulted in the recognition of net losses in the amount of R$ 1,994 million.

At Transpetro, the lower freight rates projected in PNG 2019-2023 resulted in the recognition of losses in the amount of R$ 1,630 million for a group of ships.

ADDITIONAL INFORMATION

6.	Results 2018 x 2017:

Sales revenue of R$ 349,836 million, R$ 66,141 million higher than in 2017 (R$ 283,695 million), due to:

•	The increase in revenue in the domestic market (R$ 42,982 million), reflecting:
•

higher average prices of oil products (R$ 46,820 million), especially diesel (R$ 21,108 million) and gasoline (R$ 10,202 million), and other oil products (R$ 15,510 million), in line with the increase in international prices and the depreciation of the real against the US dollar;

•	higher natural gas revenues (R$ 4,049 million), reflecting higher commodity prices;
•	lower volume of sales of oil products in the domestic market (R$ 1,934 million),:
•	gasoline (R$ 6,354 million), reflecting the loss of participation for ethanol;
•	naphtha (R$ 2,337 million), due to the reduction of sales to Braskem; and
•	diesel sales growth (R$ 7,409 million), due to the lower volume imported by other players, partially offset by the above effects.
•

The increase in export revenues (R$ 16,262 million), basically oil and oil products, due to the higher prices, following the rise in international prices and the depreciation of the real against the US dollar and the higher exported volume of gasoline due to the loss share of ethanol in the domestic market, offset in part by the reduction in the volume of oil exported due to lower production; and

•	The increase in sales revenues abroad (R$ 6,897 million), reflecting the increase in international prices.

Cost of goods sold was R$ 225,293 million, R$ 33,193 million higher than in 2017 (R$ 192,100 million), reflecting:

•	The higher expenses with government participation and imports of oil, oil products and natural gas, due to higher commodity costs and the devaluation of the real against the US dollar;
•	The increase in costs associated with activities abroad, reflecting the rise in international prices; and
•	The increase in the share of imported oil in the processed feedstock and LNG cargo in the sales mix, due to the lower production.

Selling expenses of R$ 16,861 million, R$ 2,351 million higher, due to increase in logistics costs due to the payment of tariffs for the use of gas pipelines after the sale of NTS in April 2017 (R$ 1,076 million), higher credit losses (R$ 82 million) and higher expenses with regasification terminals for LNG and cabotage, due to the devaluation of the real against the US dollar.

General and administrative expenses of R$ 8,932 million, R$ 382 million lower, reflecting lower expenses with consulting, IT and administrative services provided by third parties, following the financial discipline of expense control.

Exploration costs of R$ 1,904 million, R$ 659 million lower, due to lower expenses with projects without economic viability (R$ 576 million) and reduction of provisions related to contractual penalties of local content (R$ 162 millions).

Tax expenses of R$ 2,790 million, R$ 3,131 million lower, mainly due to the effects of joining the Federal Tax Regularization Programs in 2017 (R$ 2,841 million).

Loss on impairment of assets of R$ 7,689 million, R$ 3,827 million higher, mainly due to the higher losses in the oil and gas production fields in Brazil, reflecting the revision of estimates of future expenses with the dismantling of areas and the increase in the exchange rate, and the sale of PAI E&P assets in the Gulf of Mexico, as detailed in Note 14 to the Financial Statements.

Other operating expenses totaled R$ 21,061 million, R$ 3,091 million higher than in 2017:

•	lower net gains from sale and write-off of assets in the amount of R $ 4,437 million, mainly due to:
•	gains on the sale of the stake in the Nova Transportadora do Sudeste (NTS) in 2017 (R$ 7,040 million);
•	expenditure with adjustment of the final sale price of 25% of the Roncador field (R$ 801 million); and
•	partially offset by gains from the sale of the Lapa, Iara and Carcará areas (R$ 3,223 million) in 1Q-2018.
•

losses with negative variation in the market value of the put options contracted to protect the price of part of the oil production (R$ 1,466 million), considering its nature of insurance and protection against the variation of the commodity, (see note 34.1 of the Financial Statements);

•	expenses with enrollment to the Petrobras Careers and Compensation Plan (PCR) (R$ 1,156 million), (see note 22.2 to the Financial Statements);
•

unitization expenses, which provide for equalization of expenses and production volumes related to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (R$ 1,064 million) (see note 12.3 to the Financial Statements);

•	lower provision for losses and contingencies with lawsuits (R$ 3,058 million), due to:
•	agreement to close Class Action in 2017 (R$ 11,198 million);
•	reversal of a provision referring to BR Distribuidora's extrajudicial agreement for the discharge of tax debts with the State of Mato Grosso (R$ 1,372 million);
•	reversal of provision due to the adhesion to the amnesty program with the State of Rio de Janeiro (R$ 1,215 million);
•	agreements to close investigations with US authorities (R$ 3,536 million);
•	provision referring to the agreement with the ANP on the unification of fields at Parque das Baleias (R$ 3,545 million);
•	provision for US arbitration over a drilling service agreement with the Titanium Explorer (Vantage) (R$ 2,660 million); and
•	exchange expense on Class Action's passive exposure in US dollars, reflecting the devaluation of the Real against the US dollar (R$ 1,646 million).
•	positive result related to the dismantling of areas (R$ 1,272 million); and
•	higher reimbursement of resources recovered by Operation Lava Jato (R$ 987 million);

Net negative financial result of R$ 21,100 million, R$ 10,499 million lower than in 2017, due to:

•	reduction of R$ 11,024 million in net financial expenses,:
•	charges arising from the enrollment to the Federal Tax Regularization Programs in 2017 (R$ 2,693 million);
•	recognition of the gain due to the renegotiation of Eletrobras System debts in 2018 (R$ 5,259 million), see note 8.4 to the Financial Statements;
•	reduction of interest expenses due to prepayments of debts (R$ 1,067 million);
•

financial income arising from the updating of the interest on the receivables from the oil and alcohol account, as a result of the favorable decision, against the Federal Government (R$ 344 million), see note 19.7.2 to the Financial Statements.

•	negative monetary and exchange rate variation of R$ 525 million higher, due to:
•

negative exchange variation of R$ 587 million due to the appreciation of 5.3% of the US dollar against the average active exposure in pound, compared to the negative exchange variation of R$ 123 million resulting from the 9.1% depreciation on average passive exposure in pound in 2017 (R$ 464 million).

Positive result of investment participation of R$ 1,919 million, R$ 230 million lower, reflecting the lower result in participations in the petrochemical sector, basically Braskem.

Income tax and social contribution expenses of R$ 17,078 million, R$ 11,281 million higher, mainly due to the higher pre-tax income and the non-deductibility of agreements to close investigations with US authorities, partially offset by the tax benefit of to the distribution of Interest on Own Capital and the effects of joining the Federal Tax Regularization Programs in 2017, see note 21.5 to the Financial Statements.

ADDITIONAL INFORMATION

7. Results of Operations of 4Q-2018 compared to 3Q-2018:

Sales revenue of R$ 92,720 million, lower R$ 5,540 million than in 3Q-2018 (R$ 98,260 million), reflecting:

•	reduction of revenues in the domestic market (R$ 6,750 million), mainly due to:
•

lower average prices of oil products (R$ 2,791 million), especially gasoline (R$ 1,643 million) and diesel (R$ 890 million) revisions, influenced by the behavior of international prices and the appreciation of the Brazilian real to the dollar;

•

lower sales volume of oil products (R$ 2,424 million), mainly diesel (R$ 2,606 million) due to the higher consumption of agricultural and industrial activities in the previous quarter and the increase in imports by other players in 4Q-2018; and

•	lower revenues from sales of electricity (R$ 3,001 million), due to the reduction of LDP and the lower thermoelectric generation due to better hydrological conditions.
•

increase in export revenues (R$ 2,082 million), mainly reflecting the higher volume of oil sales (R$ 3,952 million), due to higher oil production, partially offset by lower commodity prices (R$ 1,337 million) and the lower volume of exports of oil products (R$ 478 million); and

•	lower sales revenues abroad (R$ 872 million), reflecting the reduction in international prices.

Cost of goods sold was R$ 61,217 million, R$ 2,399 million lower than in 3Q-2018 (63,616 million), mainly due to:

•	lower LNG share in the sales mix, reflecting higher gas production, due to the end of the Mexilhão shutdown, and lower demand in the thermoelectric segment;
•	lower electricity costs due to the reduction of the PLD on acquisition costs;
•	higher costs of importing oil and oil products and government participation, due to the effect of inventories being converted at higher costs in the previous quarter; and
•	higher share of imported oil products in the sales mix, especially gasoline and naphtha.

Selling expenses of R$ 2,086 million, down R$ 3,813 million, basically due to reversals of expected credit losses related to the electric sector in 4Q-2018 (R$ 2,502 million), mainly due to the recomposition of guarantees, compared to the constitutions of expected credit losses recorded in the previous quarter (R$ 1,890 million).

General and administrative expenses of R$ 2,371 million, R$ 158 million higher, mainly reflecting the salary readjustment according to the collective bargaining agreement signed in 4Q-2018.

Tax expenses of R$ 1,159 million, R$ 368 million higher, due to the enrollment to state amnesty programs in the States of Rio de Janeiro and Bahia, partially offset by the out-of-court settlement of BR Distribuidora for the discharge of tax debts with the State of Mato Grosso in the 3Q-2018.

Loss on impairment of assets of R$ 6,307 million, R$ 4,806 higher, mainly due to the higher losses in the oil and gas production fields in Brazil, reflecting the revision of estimates of future expenses with the dismantling of areas and the increase in the exchange rate, and future price scenario of the revenues of Transpetro’s ships, as detailed in Note 14 to the Financial Statements.

Other operating expenses amounted to R$ 7,023 million, R$ 841 million higher:

•	greater provision for losses and contingencies with lawsuits (R$ 1,763 million), mainly due to:
▪	provision referring to the agreement with the ANP on the unification of fields at Parque das Baleias (R$ 3,545 million);
▪	provision for arbitration in the US on a drilling service agreement with the Titanium Explorer (Vantage) (R$ 2,660 million);

▪	reversal of provision referring to the extrajudicial agreement of BR Distribuidora for the settlement of tax debts with the State of Mato Grosso in 3Q-2018 (R$ 1,372 million);
▪	agreements to close investigations with US authorities in 3Q-2018 (R$ 3,536 million);
▪	breach of provision due to the enrollment to the amnesty program with the State of Rio de Janeiro (R$ 1,215 million); and
▪

exchange rate income on Class Action's passive exposure in US dollars in 4Q-2018, due to the appreciation of the Real against the US dollar, compared to the foreign exchange expense recorded in the previous quarter (R$ 703 million).

•	lower reimbursement of resources recovered by Operation Lava Jato (R$ 1,670 million);
•

unitization expenses, which provide for equalization of expenses and production volumes related to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (R$ 1,064 million), see note 12.3 to the Financial Statements;

•	positive result related to dismantling of areas (R$ 2,367 million); and
•	lower expenses with the Petrobras Careers and Compensation Plan (PCR) (R$ 1,124 million), see note 22.3 to the Financial Statements.

Net negative financial result of R$ 5,366 million, R$ 475 million lower, due to:

•	decrease of R$ 1,244 million in net financial expenses, especially:
▪

gain from remeasurement at fair value due to the improvement in the financial capacity of CERON, ELETROACRE and BOA VISTA due to privatizations in 4Q-2018, former subsidiaries of Eletrobras (R$ 1,535 million), see note 8.4 to the Financial Statements;

▪	recognition of the gain due to the renegotiation of Eletrobras System debts in 4Q-2018 (R$ 571 million), see explanatory note 8.4 to the Financial Statements;
▪

lower financial income due to the updating of the interest on the receivable from the oil and alcohol account, due to the favorable decision, in a res judicata, against the Federal Government (R$ 326 million); and

▪	interest due to the enrollment to the amnesty program with the State of Rio de Janeiro and Bahia in 4Q-2018 (R$ 254 million).

•	monetary and exchange rate variation, negative by R$ 769 million, mainly due to:
▪	greater appreciation of the dollar over the average active exposure in pounds, compared to the previous quarter (R$ 380 million); and
▪

greater reclassification of the negative exchange variation accumulated in the shareholders' equity to the result for the realization of the protected exports in the scope of hedge accounting (R$ 282 million).

Positive results on investments of R$ 123 million, R$ 852 million lower, mainly due to the result in Braskem, and the maintenance for sale of the investment in Petrobras Oil & Gas BV (PO & G), see explanatory note 11.3 to the Financial Statements.

Income tax and social contribution expenses of R$ 3,236 million, R$ 2,013 million lower, mainly due to lower pre-tax income and higher tax benefit resulting from the higher amounts distributed on interest on equity, partially offset by the non-deductibility of the agreements for terminating investigations with US authorities in the previous quarter.

Non-controlling shareholders' income of R$ 876 million, R$ 616 million higher, basically reflecting the effect of the appreciation of the real on the dollar denominated debt of structured entities, compared to the devaluation in the previous quarter, and the higher positive result BR Distribuidora.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Dec
	2018	2017	4Q-2018	3Q-2018	4Q-2017
Sales revenues	349,836	283,695	92,720	98,260	76,512
Cost of sales	(225,293)	(192,100)	(61,217)	(63,616)	(51,309)
Gross profit	124,543	91,595	31,503	34,644	25,203
Selling expenses	(16,861)	(14,510)	(2,086)	(5,899)	(3,994)
General and administrative expenses	(8,932)	(9,314)	(2,371)	(2,213)	(2,335)
Exploration costs	(1,904)	(2,563)	(466)	(412)	(993)
Research and development expenses	(2,349)	(1,831)	(634)	(627)	(520)
Other taxes	(2,790)	(5,921)	(1,159)	(791)	(1,548)
Impairment	(7,689)	(3,862)	(6,307)	(1,501)	(3,511)
Other income and expenses, net	(21,061)	(17,970)	(7,023)	(6,182)	(13,716)
	(61,586)	(55,971)	(20,046)	(17,625)	(26,617)
Profit (loss) before financial income, interests and taxes	62,957	35,624	11,457	17,019	(1,414)
Finance income	11,647	3,337	3,696	2,254	612
Finance expenses	(20,898)	(23,612)	(4,950)	(4,752)	(5,568)
Foreign exchange and inflation indexation charges	(11,849)	(11,324)	(4,112)	(3,343)	(2,642)
Net finance income (expense)	(21,100)	(31,599)	(5,366)	(5,841)	(7,598)
Share of earnings in equity-accounted investments	1,919	2,149	123	975	484
Income (loss) before income taxes	43,776	6,174	6,214	12,153	(8,528)
Income taxes	(17,078)	(5,797)	(3,236)	(5,249)	3,156
Net income (loss)	26,698	377	2,978	6,904	(5,372)
Net income (loss) attributable to:
Shareholders of Petrobras	25,779	(446)	2,102	6,644	(5,477)
Non-controlling interests	919	823	876	260	105
	26,698	377	2,978	6,904	(5,372)

Statement of Financial Position – Consolidated

ASSETS	R$ million
	12.31.2018	12.31.2017
Current assets	143,606	155,909
Cash and cash equivalents	53,854	74,494
Marketable securities	4,198	6,237
Trade and other receivables, net	22,264	16,446
Inventories	34,822	28,081
Recoverable taxes	7,883	8,062
Assets classified as held for sale	7,540	17,592
Deposits linked to class action	7,287	−
Other current assets	5,758	4,997

Non-current assets	716,867	675,606
Long-term receivables	85,478	70,955
Trade and other receivables, net	21,281	17,120
Marketable securities	205	211
Judicial deposits	26,003	18,465
Deferred taxes	10,384	11,373
Other tax assets	13,717	10,171
Advances to suppliers	2,575	3,413
Other non-current assets	11,313	10,202
Investments	10,690	12,554
Property, plant and equipment	609,829	584,357
Intangible assets	10,870	7,740
Total assets	860,473	831,515

LIABILITIES	R$ million

Current liabilities	97,068	82,535
Trade payables	24,516	19,077
Finance debt and Finance lease obligations	14,296	23,244
Taxes payable	14,595	16,036
Proposed dividends	4,296	−
Employee compensation (payroll, profit-sharing and related charges)	6,426	4,331
Pension and medical benefits	3,137	2,791
Provisions for legal proceedings	13,493	7,463
Liabilities associated with assets classified as held for sale	3,808	1,295
Agreement with US Authorities	3,034	−
Other current liabilities	9,467	8,298
Non-current liabilities	479,861	479,371
Finance debt and Finance lease obligations	312,580	338,239
Taxes payable	2,139	2,219
Deferred taxes	2,536	3,956
Pension and medical benefits	85,012	69,421
Provisions for legal proceedings	15,202	15,778
Provision for decommissioning costs	58,637	46,785
Other non-current liabilities	3,755	2,973
Shareholders' equity	283,544	269,609
Share capital	205,432	205,432
Profit reserves and others	71,794	58,553
Non-controlling interests	6,318	5,624
Total liabilities and shareholders' equity	860,473	831,515

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Dec
	2018	2017	4Q-2018	3Q-2018	4Q-2017
Cash flows from Operating activities
Net income (loss) for the year	26,698	377	2,978	6,904	(5,372)
Adjustments for:				−
Pension and medical benefits (actuarial expense)	7,770	8,705	1,942	1,946	2,177
Results in equity-accounted investments	(1,919)	(2,149)	(123)	(975)	(484)
Depreciation, depletion and amortization	43,646	42,478	10,926	10,700	10,445
Impairment assets (reversal)	7,689	3,862	6,307	1,501	3,511
Inventory write-down to net realizable value	1,595	211	1,463	77	(5)
Allowance (reversals) for impairment of trade and other receivables	324	2,271	(3,121)	1,962	238
Exploratory expenditures write-offs	317	893	58	27	178
Gains and losses on disposals/write-offs of assets	(1,085)	(4,825)	788	250	444
Foreign exchange, indexation and finance charges	26,219	30,653	4,516	6,873	7,159
Deferred income taxes, net	2,787	1,452	1,227	398	(3,249)
Reclassification of cumulative translation adjustment and other comprehensive income	−	185	−	−	−
Revision and unwinding of discount on the provision for decommissioning costs	1	1,339	(1,786)	596	(482)
Gain on remeasurement of investment retained with loss of control	−	(698)	−	−	−
Provision for the class action agreement		11,198	−	−	11,198
Decrease (Increase) in assets
Trade and other receivables, net	(4,631)	(3,140)	5,013	(4,610)	(664)
Inventories	(7,206)	(1,130)	2,461	(3,141)	(2,107)
Judicial deposits	(7,418)	(5,383)	(1,814)	(1,633)	(3,543)
Class Action Deposits	(7,238)	−	198	(3,827)	−
Other assets	1,604	(723)	(1,133)	(1,473)	(197)
Increase (Decrease) in liabilities
Trade payables	3,343	(160)	(2,634)	4,931	66
Other taxes payable	8,142	9,455	(1,349)	3,202	2,238
Income taxes paid	(9,531)	(2,544)	(2,620)	(3,197)	(417)
Pension and medical benefits	(3,864)	(2,944)	(1,218)	(767)	(971)
Contingencies	5,143	981	4,548	(1,599)	(79)
Wages	2,036	(2,865)	(352)	759	(953)
Other liabilities	1,424	(1,032)	(167)	3,021	436
Net cash provided by operating activities	95,846	86,467	26,108	21,925	19,567
Cash flows from Investing activities
Capital expenditures	(43,987)	(43,614)	(10,027)	(13,939)	(13,501)
Investments in investees	(161)	(239)	(54)	(8)	(102)
Proceeds from disposal of assets - Divestment	20,218	9,907	3,335	3	449
Divestment (Investment) in marketable securities (*)	2,276	(2,722)	133	(90)	202
Dividends received (**)	2,902	1,450	1,092	137	644
Net cash used in investing activities	(18,752)	(35,218)	(5,521)	(13,897)	(12,308)
Cash flows from Financing activities
Investments by non-controlling interest	430	69	311	142	263
Financing and loans, net:
Proceeds from financing	38,023	86,467	7,397	3,395	14,385
Repayment of principal	(120,524)	(115,091)	(23,419)	(15,599)	(24,449)
Repayment of interest (**)	(20,959)	(22,295)	(4,765)	(5,663)	(4,911)
Dividends paid to shareholders of Petrobras	(2,368)	−	(1,178)	(595)	−
Dividends paid to non-controlling interests	(678)	(538)	(42)	(328)	(59)
Proceeds from sale of interest without loss of control	−	4,906	−	−	4,906
Net cash used in financing activities	(106,076)	(46,482)	(21,696)	(18,648)	(9,865)
Effect of exchange rate changes on cash and cash equivalents	8,342	619	(1,840)	1,887	2,669
Net increase / (decrease) in cash and cash equivalents	(20,640)	5,386	(2,949)	(8,733)	63
Cash and cash equivalents at the beginning of the year	74,494	69,108	56,803	65,536	74,431
Cash and cash equivalents at the end of the period	53,854	74,494	53,854	56,803	74,494

SEGMENT INFORMATION

Consolidated Income Statement by Segment –2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	191,546	269,138	45,028	929	102,013	−	(258,818)	349,836
Intersegments	182,983	61,145	12,516	877	1,297	−	(258,818)	−
Third parties	8,563	207,993	32,512	52	100,716	−	−	349,836
Cost of sales	(105,599)	(245,936)	(33,288)	(872)	(95,910)	−	256,312	(225,293)
Gross profit	85,947	23,202	11,740	57	6,103	−	(2,506)	124,543
Expenses	(19,463)	(12,677)	(8,989)	(13)	(3,396)	(16,911)	(137)	(61,586)
Selling expenses	(291)	(6,496)	(6,870)	(7)	(3,193)	95	(99)	(16,861)
General and administrative expenses	(934)	(1,365)	(551)	(69)	(826)	(5,185)	(2)	(8,932)
Exploration costs	(1,904)	−	−	−	−	−	−	(1,904)
Research and development expenses	(1,622)	(42)	(75)	−	(4)	(606)	−	(2,349)
Other taxes	(411)	(768)	(241)	(17)	(267)	(1,086)	−	(2,790)
Impairment	(5,348)	(1,687)	(723)	69	−	−	−	(7,689)
Other income and expenses, net	(8,953)	(2,319)	(529)	11	894	(10,129)	(36)	(21,061)
Operating income (loss)	66,484	10,525	2,751	44	2,707	(16,911)	(2,643)	62,957
Net finance income (expense)	−	−	−	−	−	(21,100)	−	(21,100)
Share of earnings in equity-accounted investments	297	1,299	355	(26)	(8)	2	−	1,919
Income (loss) before income taxes	66,781	11,824	3,106	18	2,699	(38,009)	(2,643)	43,776
Income taxes	(22,604)	(3,578)	(935)	(15)	(921)	10,077	898	(17,078)
Net income (loss)	44,177	8,246	2,171	3	1,778	(27,932)	(1,745)	26,698
Net income (loss) attributable to:
Shareholders of Petrobras	44,196	8,405	1,709	3	1,290	(28,079)	(1,745)	25,779
Non-controlling interests	(19)	(159)	462	−	488	147	−	919
	44,177	8,246	2,171	3	1,778	(27,932)	(1,745)	26,698

Consolidated Income Statement by Segment – 2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	134,737	214,067	39,549	682	88,050	−	(193,390)	283,695
Intersegments	130,195	51,549	9,672	644	1,330	−	(193,390)	−
Third parties	4,542	162,518	29,877	38	86,720	−	−	283,695
Cost of sales	(89,222)	(184,469)	(28,118)	(706)	(81,451)	−	191,866	(192,100)
Gross profit	45,515	29,598	11,431	(24)	6,599	−	(1,524)	91,595
Expenses	(11,969)	(11,548)	(2,158)	(72)	(4,047)	(26,408)	231	(55,971)
Selling expenses	(397)	(5,526)	(5,745)	(6)	(3,180)	86	258	(14,510)
General and administrative expenses	(1,049)	(1,461)	(529)	(72)	(874)	(5,328)	(1)	(9,314)
Exploration costs	(2,563)	−	−	−	−	−	−	(2,563)
Research and development expenses	(1,066)	(40)	(83)	−	(2)	(640)	−	(1,831)
Other taxes	(1,633)	(651)	(827)	(21)	(132)	(2,657)	−	(5,921)
Impairment	142	(2,297)	(1,684)	(23)	−	−	−	(3,862)
Other income and expenses, net	(5,403)	(1,573)	6,710	50	141	(17,869)	(26)	(17,970)
Operating income (loss)	33,546	18,050	9,273	(96)	2,552	(26,408)	(1,293)	35,624
Net finance income (expense)	−	−	−	−	−	(31,599)	−	(31,599)
Share of earnings in equity-accounted investments	440	1,411	374	(85)	8	1	−	2,149
Income (loss) before income taxes	33,986	19,461	9,647	(181)	2,560	(58,006)	(1,293)	6,174
Income taxes	(11,406)	(6,137)	(3,154)	33	(867)	15,294	440	(5,797)
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377
Net income (loss) attributable to:
Shareholders of Petrobras	22,453	13,510	6,113	(148)	1,663	(43,184)	(853)	(446)
Non-controlling interests	127	(186)	380	−	30	472	−	823
	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377

Consolidated Income Statement by Segment –4Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	50,775	72,089	11,914	259	26,312	−	(68,629)	92,720
Intersegments	48,301	16,052	3,673	251	352	−	(68,629)	−
Third parties	2,474	56,037	8,241	8	25,960	−	−	92,720
Cost of sales	(25,937)	(71,932)	(8,543)	(248)	(24,734)	−	70,177	(61,217)
Gross profit	24,838	157	3,371	11	1,578	−	1,548	31,503
Expenses	(11,659)	(5,257)	(682)	50	(1,199)	(1,266)	(33)	(20,046)
Selling expenses	(64)	(1,909)	126	(2)	(818)	605	(24)	(2,086)
General and administrative expenses	(268)	(339)	(151)	(16)	(212)	(1,384)	(1)	(2,371)
Exploration costs	(466)	−	−	−	−	−	−	(466)
Research and development expenses	(430)	(12)	(12)	−	(1)	(179)	−	(634)
Other taxes	(72)	(460)	(123)	(5)	(24)	(475)	−	(1,159)
Impairment	(3,866)	(1,861)	(649)	69	−	−	−	(6,307)
Other income and expenses, net	(6,493)	(676)	127	4	(144)	167	(8)	(7,023)
Operating income (loss)	13,179	(5,100)	2,689	61	379	(1,266)	1,515	11,457
Net finance income (expense)	−	−	−	−	−	(5,366)	−	(5,366)
Share of earnings in equity-accounted investments	31	15	86	(13)	−	4	−	123
Income (loss) before income taxes	13,210	(5,085)	2,775	48	379	(6,628)	1,515	6,214
Income taxes	(4,481)	1,735	(914)	(21)	(129)	1,090	(516)	(3,236)
Net income (loss)	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978
Net income (loss) attributable to:
Shareholders of Petrobras	8,734	(3,320)	1,765	27	185	(6,288)	999	2,102
Non-controlling interests	(5)	(30)	96	−	65	750	−	876
	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978

Consolidated Income Statement by Segment – 3Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	51,813	76,289	13,518	236	27,611	−	(71,207)	98,260
Intersegments	49,305	18,277	3,081	223	321	−	(71,207)	−
Third parties	2,508	58,012	10,437	13	27,290	−	−	98,260
Cost of sales	(28,159)	(68,601)	(11,270)	(220)	(26,030)	−	70,664	(63,616)
Gross profit	23,654	7,688	2,248	16	1,581	−	(543)	34,644
Expenses	(5,357)	(3,099)	(3,589)	(24)	(64)	(5,460)	(32)	(17,625)
Selling expenses	(86)	(1,672)	(3,312)	(2)	(815)	13	(25)	(5,899)
General and administrative expenses	(210)	(337)	(168)	(19)	(204)	(1,276)	1	(2,213)
Exploration costs	(412)	−	−	−	−	−	−	(412)
Research and development expenses	(434)	(11)	(30)	−	(2)	(150)	−	(627)
Other taxes	(147)	(103)	(33)	(4)	(205)	(299)	−	(791)
Impairment	(1,483)	(9)	(9)	−	−	−	−	(1,501)
Other income and expenses, net	(2,585)	(967)	(37)	1	1,162	(3,748)	(8)	(6,182)
Operating income (loss)	18,297	4,589	(1,341)	(8)	1,517	(5,460)	(575)	17,019
Net finance income (expense)	−	−	−	−	−	(5,841)	−	(5,841)
Share of earnings in equity-accounted investments	253	537	179	19	(8)	(5)	−	975
Income (loss) before income taxes	18,550	5,126	(1,162)	11	1,509	(11,306)	(575)	12,153
Income taxes	(6,220)	(1,561)	456	3	(516)	2,394	195	(5,249)
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Net income (loss) attributable to:
Shareholders of Petrobras	12,334	3,410	(808)	14	712	(8,638)	(380)	6,644
Non-controlling interests	(4)	155	102	−	281	(274)	−	260
	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904

Other Income (Expenses) by Segment – 2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(6,230)	(343)	(484)	(4)	990	(1,368)	−	(7,439)
Pension and medical benefits	−	−	−	−	−	(5,405)	−	(5,405)
Unscheduled stoppages and pre-operating expenses	(4,179)	(100)	(458)	−	−	(9)	−	(4,746)
Agreement with American Authorities	−	−	−	−	−	(3,536)	−	(3,536)
Profit Share	(611)	(398)	(76)	(3)	(82)	(494)	−	(1,664)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(1,371)	−	(1,371)
Careers and remuneration plan	(523)	(179)	(42)	−	−	(412)	−	(1,156)
Provision for variable compensation program	(538)	(241)	−	−	(90)	(230)	−	(1,099)
Equalization of Expenses - AIP	(1,064)	−	−	−	−	−	−	(1,064)
Institutional relations and cultural projects	(3)	(8)	−	−	(179)	(636)	−	(826)
Operating expenses with thermoeletric plants	−	−	(392)	−	−	−	−	(392)
Expenses with Health, safety and environment	(119)	(44)	(5)	−	(2)	(102)	−	(272)
Provision for doubtful receivables	(1)	(51)	25	−	−	(192)	−	(219)
Ship/Take or Pay Agreements with Gas Distributors	12	186	237	−	38	6	−	479
Government Grants	15	18	269	11	−	617	−	930
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	1,271	(345)	(80)	−	14	226	−	1,086
(Expenditures)/reimbursements from operations in E&P partnerships	1,227	−	−	−	−	−	−	1,227
Reimbursment of expenses regarding "Car Wash" operation	38	−	−	−	−	1,763	−	1,801
Result Related to Decommissioning	2,365	−	−	−	−	−	−	2,365
Others	(613)	(814)	477	7	205	1,014	(36)	240
	(8,953)	(2,319)	(529)	11	894	(10,129)	(36)	(21,061)

Other Income (Expenses) by Segment – 2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for the Class Action agreement	−	−	−	−	−	(11,198)	−	(11,198)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,384)	(498)	(509)	(1)	(119)	(324)	−	(2,835)
Pension and medical benefits	−	−	−	−	−	(6,116)	−	(6,116)
Unscheduled stoppages and pre-operating expenses	(4,637)	(127)	(332)	−	−	(4)	−	(5,100)
Agreement with American Authorities	−	−	−	−	−	−	−	−
Profit Share	(169)	(133)	(21)	(1)	(26)	(137)	−	(487)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	−	−	−
Careers and remuneration plan	−	−	−	−	−	−	−	−
Provision for variable compensation program	−	−	−	−	−	−	−	−
Equalization of Expenses - AIP	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	(2)	(7)	−	−	(167)	(652)	−	(828)
Operating expenses with thermoeletric plants	−	−	(214)	−	−	−	−	(214)
Expenses with Health, safety and environment	(48)	(33)	(9)	−	(1)	(133)	−	(224)
Provision for doubtful receivables	(1,120)	(86)	(7)	(3)	−	(166)	−	(1,382)
Ship/Take or Pay Agreements with Gas Distributors	3	213	1,494	−	27	−	−	1,737
Government Grants	17	26	237	12	−	−	−	292
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(549)	(688)	6,273	9	(9)	(211)	−	4,825
(Expenditures)/reimbursements from operations in E&P partnerships	1,189	−	−	−	−	−	−	1,189
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	5	809	−	814
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Gains / (losses) on decommissioning of returned/abandoned areas	1,093	−	−	−	−	−	−	1,093
Others	204	(240)	(900)	34	431	379	(26)	(118)
	(5,403)	(1,573)	6,710	50	141	(17,869)	(26)	(17,970)

* In 2018, includes basically the results with divestments. In 2017, includes basically returned areas, cancelled projects and the gain with NTS divestment.

Other Income (Expenses) by Segment – 4Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Loss)/ Gains w/ Judicial, Administrative and Arbitral Proceedings	(5,755)	18	7	−	(53)	868	−	(4,915)
Pension and Health Plan (Inactive)	−	−	−	−	−	(1,351)	−	(1,351)
Unscheduled stoppages and pre-operating expenses	(1,234)	(31)	(144)	−	−	(2)	−	(1,411)
Profit share	(17)	(31)	(12)	−	(15)	(17)	−	(92)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	758	−	758
Careers and remuneration plan	23	26	(1)	−	−	(64)	−	(16)
Provision for variable compensation program	(538)	(241)	−	−	(90)	(230)	−	(1,099)
Equalization of expenses - AIP	(1,064)	−	−	−	−	−	−	(1,064)
Institutional relations and cultural projects	(1)	(3)	−	−	(85)	(247)	−	(336)
Operating expenses with thermoeletric plants	−	−	(147)	−	−	−	−	(147)
Expenditures on Safety, Environment and Health	(48)	(10)	(2)	−	(1)	(29)	−	(90)
Provision for doubtful receivables	(12)	247	−	1	−	(355)	−	(119)
Ship/Take or Pay Agreements with Gas Distributors	2	84	145	−	12	−	−	243
Government grants	3	6	91	2	−	617	−	719
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(563)	(184)	(9)	−	(12)	(19)	−	(787)
(Expenditures)/reimbursements from operations in E&P partnerships	418	−	−	−	−	−	−	418
Reimbursment of expenses regarding "Car Wash" operation	38	(1)	−	−	−	28	−	65
Gains / (losses) on decommissioning of returned/abandoned areas	2,365	−	−	−	−	−	−	2,365
Others	(110)	(556)	199	1	100	210	(8)	(164)
	(6,493)	(676)	127	4	(144)	167	(8)	(7,023)

Other Income (Expenses) by Segment – 3Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Loss)/ Gains w/ Judicial, Administrative and Arbitral Proceedings	(218)	(130)	(64)	(3)	1,210	(411)	−	384
Pension and Health Plan (Inactive)	−	−	−	−	−	(1,352)	−	(1,352)
Unscheduled stoppages and pre-operating expenses	(1,412)	(26)	(122)	−	−	(3)	−	(1,563)
Agreement with American Authorities	−	−	−	−	−	(3,536)	−	(3,536)
Profit share	(124)	(142)	(25)	(3)	(67)	(111)	−	(472)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(172)	−	(172)
Careers and remuneration plan	(546)	(205)	(41)	−	−	(348)	−	(1,140)
Provision for variable compensation program	−	−	−	−	−	−	−	−
Equalization of expenses - AIP	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	(1)	(1)	−	−	(55)	(148)	−	(205)
Operating expenses with thermoeletric plants	−	−	(73)	−	−	−	−	(73)
Expenditures on Safety, Environment and Health	(15)	(7)	(1)	−	−	(23)	−	(46)
Provision for doubtful receivables	3	(242)	(1)	(1)	−	221	−	(20)
Ship/Take or Pay Agreements with Gas Distributors	2	72	71	−	12	1	−	158
Government grants	4	5	58	3	−	−	−	70
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(210)	(160)	(61)	−	16	165	−	(250)
(Expenditures)/reimbursements from operations in E&P partnerships	342	−	−	−	−	−	−	342
Reimbursment of expenses regarding "Car Wash" operation	−	1	−	−	−	1,734	−	1,735
Gains / (losses) on decommissioning of returned/abandoned areas	−	−	−	−	−	−	−	−
Others	(410)	(132)	222	5	46	235	(8)	(42)
	(2,585)	(967)	(37)	1	1,162	(3,748)	(8)	(6,182)

Consolidated Assets by Segment – 12.31.2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473
Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Assets under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870

Consolidated Assets by Segment – 12.31.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Assets under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 201811

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	44,177	8,246	2,171	3	1,778	(27,932)	(1,745)	26,698
Net finance income (expense)	−	−	−	−	−	21,100	−	21,100
Income taxes	22,604	3,578	935	15	921	(10,077)	(898)	17,078
Depreciation, depletion and amortization	32,645	7,774	2,276	18	449	484	−	43,646
EBITDA	99,426	19,598	5,382	36	3,148	(16,425)	(2,643)	108,522
Share of earnings in equity-accounted investments	(297)	(1,299)	(355)	26	8	(2)	−	(1,919)
Impairment losses / (reversals)	5,348	1,687	723	(69)	−	−	−	7,689
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,646	−	1,646
Gains / (losses) on disposal / write-offs of assets**	(1,271)	345	80	−	(14)	(226)	−	(1,086)
Adjusted EBITDA*	103,206	20,331	5,830	(7)	3,142	(15,007)	(2,643)	114,852

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377
Net finance income (expense)	−	−	−	−	−	31,599	−	31,599
Income taxes	11,406	6,137	3,154	(33)	867	(15,294)	(440)	5,797
Depreciation, depletion and amortization	31,349	7,557	2,499	12	504	557	−	42,478
EBITDA	65,335	27,018	12,146	(169)	3,064	(25,850)	(1,293)	80,251
Share of earnings in equity-accounted investments	(440)	(1,411)	(374)	85	(8)	(1)	−	(2,149)
Impairment losses / (reversals)	(142)	2,297	1,684	23	−	−	−	3,862
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	549	688	(6,971)	(9)	9	211	−	(5,523)
Adjusted EBITDA*	65,302	28,592	6,485	(70)	3,065	(25,524)	(1,293)	76,557

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978
Net finance income (expense)	−	−	−	−	−	5,366	−	5,366
Income taxes	4,481	(1,735)	914	21	129	(1,090)	516	3,236
Depreciation, depletion and amortization	8,146	1,993	544	5	106	132	−	10,926
EBITDA	21,356	(3,092)	3,319	53	485	(1,130)	1,515	22,506
Share of earnings in equity-accounted investments	(31)	(15)	(86)	13	−	(4)	−	(123)
Impairment losses / (reversals)	3,866	1,861	649	(69)	−	−	−	6,307
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	(316)	−	(316)
Gains / (losses) on disposal / write-offs of assets**	563	184	9	−	12	19	−	787
Adjusted EBITDA*	25,754	(1,062)	3,891	(3)	497	(1,431)	1,515	29,161

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Net finance income (expense)	−	−	−	−	−	5,841	−	5,841
Income taxes	6,220	1,561	(456)	(3)	516	(2,394)	(195)	5,249
Depreciation, depletion and amortization	7,947	1,932	597	3	106	115	−	10,700
EBITDA	26,497	7,058	(565)	14	1,615	(5,350)	(575)	28,694
Share of earnings in equity-accounted investments	(253)	(537)	(179)	(19)	8	5	−	(975)
Impairment losses / (reversals)	1,483	9	9	−	−	−	−	1,501
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	386	−	386
Gains / (losses) on disposal / write-offs of assets**	210	160	61	−	(16)	(165)	−	250
Adjusted EBITDA*	27,937	6,690	(674)	(5)	1,607	(5,124)	(575)	29,856

* See definitions of Adjusted EBITDA in glossary.
** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.  On December 31st, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total feedstock processed – Volume of crude oil processed abrod in destilation units in the refineries, plus the volume of intermediate products acuired from third parties and used as cargo in other refining units.

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer